Filed by The Gillette Company
Pursuant to Rule 425 under the
Securities Act of 1933 and deemed
filed pursuant to Rule 14a-6(b) of
the Securities Exchange Act of 1934

Subject Company: The Gillette Company
Commission File No.: 333-123309

          The following advertisement was published by The Gillette Company:

For over 100 years, we’ve been the best consumer products company in Boston. Now we want to be the best in the world.

The decision to merge Gillette with Procter & Gamble is a very good idea.

It combines terrific Gillette brands like Mach3, Venus, Braun, and Oral-B with Procter & Gamble’s storied portfolio of consumer brands like Pampers, Bounty, Tide, and Crest. Together, we will be one of the largest consumer products companies, with approximately $63 billion in annual worldwide sales. And we will be able to compete even more effectively on the global stage because of our improved efficiencies of scale, enhanced marketing capabilities, and research superiority. The shareholders of both Gillette and Procter & Gamble deserve the opportunity to optimize the value of their investment.

Gillette has been a Boston institution for over 100 years. And while our new company may be headquartered in Cincinnati, we’re not going away. In fact, we recently announced plans for a $200 million investment in our South Boston Manufacturing Center. This is in addition to the $800 million we’ve invested there since 1995. We’ve always been a good neighbor, and we’re committed to continuing our corporate philanthropy in and around Boston. Those in need in Boston deserve the opportunity for a continued helping hand.

The growth of Gillette brands depends on our ability to reach as many retail outlets in as many countries as quickly as possible. The merger with Procter & Gamble enables us to further penetrate important markets such as China with incredible speed and efficiency. Once established, we have the opportunity to launch new products, refine our merchandising, and grow. And companies that grow are companies that give their employees the opportunity to flourish. While there will be job losses after the merger, we intend to retain 96% of our combined workforce. These employees will have opportunities opening to them on a global scale that were unimaginable before the merger. Our employees deserve the opportunity to work for a company that is well-positioned for long-term growth.

On July 12, the people who own Gillette – the shareholders – will have the opportunity to decide whether the merger is a good deal for Gillette. We recommend that they vote for the merger.

[The Gillette Company Logo]

Additional Information and Where to Find It. This filing may be deemed to be solicitation material in respect of the proposed merger of Gillette and P&G. On May 27, 2005, Gillette filed with the SEC a definitive proxy statement on Schedule 14A, including the definitive joint proxy statement/prospectus constituting a part thereof. SHAREHOLDERS OF GILLETTE AND SHAREHOLDERS OF P&G ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC, AS THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The final joint proxy statement/prospectus has been mailed to shareholders of Gillette and shareholders of P&G. Investors and security holders may obtain a free copy of the disclosure documents and other documents filed by Gillette and P&G with the Commission at the Commission’s website at www.sec.gov, from The Gillette Company, Prudential Tower, Boston, Massachusetts 02199-8004, Attention: Office of the Secretary, or from The Procter & Gamble Company, Investor Relations, P.O. Box 599, Cincinnati, OH 45201-0599.

Participants in the Solicitation. Gillette, P&G and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from their respective shareholders in respect of the proposed transactions. Information regarding Gillette’s directors and executive officers is available in Gillette’s proxy statement for its 2005 annual meeting of shareholders, which was filed with the SEC on March 30, 2005, and information regarding P&G’s directors and executive officers is available in P&G’s proxy statement for its 2004 annual meeting of shareholders, which was filed with the SEC on August 27, 2004. Additional information regarding the interests of such potential participants is included in the joint proxy statement/prospectus and the other relevant documents filed with the SEC when they become available.